SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          Schedule 13G
            Under the Securities Exchange Act of
                       1934 (Amendment No. 3)*
                    Nuevo Energy Corporation
          __________________________________________
          __
                        (Name of Issuer)

                          Common Stock
          __________________________________________
          __
                 (Title of Class of Securities)

                            67050910
                    _________________________
                         (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than 5 percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).
                (Continued on following page(s))
                       Page 1 of 5 Pages
        CUSIP No. 67050910  13G       Page 2 of 5 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     State Street Research & Management Company
     #13-31424135
_______________________________________________________________
__ _____________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)  [
                                                       ] (b)  [
                                                       ]
_______________________________________________________________
__ _____________
3.   SEC USE ONLY


_______________________________________________________________
__ _____________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Reporting Person is a corporation organized under
Delaware laws.  Principal office of    Reporting Person is in
Boston, MA.
_______________________________________________________________
__ _____________
                         5.   SOLE VOTING POWER
                                        995,300
     NUMBER OF
        SHARES           6.   SHARED VOTING POWER
         BENEFICIALLY                            -0-
      OWNED BY EACH
     REPORTING           7.   SOLE DISPOSITIVE POWER
         PERSON WITH
         1,071,300

                         8.   SHARED DISPOSITIVE
                                            POWER -0-
_______________________________________________________________
__ _____________
9.    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH
REPORTING
PERSON
                                        1,071,300
_______________________________________________________________
__ _____________
10.   CHECK  BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN
SHARES*
_______________________________________________________________
__ _____________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                        5.65%
_______________________________________________________________
__ _____________
12.  TYPE OF REPORTING PERSON*
          Investment adviser

         *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE G

     Item 1(a).     Name of Issuer
               Nuevo Energy Corporation

     Item 1(b).     Address of Issuer's Principal
               Office 1331 Lamar, Suite 1650
               Houston, TX  77010


     Item 2(a).     Name of Person Filing
               State Street Research & Management
Company

     Item 2(b).     Address of Principal Business
               Office One Financial Center, 30th Floor
               Boston, MA  02111-2690

     Item 2(c).     Citizenship
                Reporting Person is a corporation organized
under Delaware  laws.                        Principal office
of Reporting
Person is Boston, MA

     Item 2(d).     Title of Class of
Securities
               Common Stock
     Item 2(e).     CUSIP Number
               67050910

      Item 3.        If this statement is filed pursuant to
Rules
13d-1(b),  or 13d-2(b), check                 whether the
person
filing is a:

           (a)  [ ]  Broker or dealer registered under Section
15 of the Act
          (b)  [ ]  Bank as defined in Section 3(a)(6) of the
           Act (c)   [ ]  Insurance Company  registered under
           Section
3(a)(19) of the Act
          (d)  [ ]  Investment company registered under Section
8 of the Investment                          Company Act
           (e)   [x]  Investment Adviser registered under
Section 203 of the Investment                Advisers Act of
1940
           (f)  [ ]  Employee Benefit Plan, Pension Fund which
is subject to  the                          provisions   of
the
Employee      Retirement     Income     Security      Act
of
1974 or Endowment Fund:  see Section 240.13d-1(b)(1)(ii)(F)
           (g)   [ ]  Parent Holding Company, in accordance
with Section  240.13d-                     1(b)(ii)(G)  (Note:
See
Item 7)
           (h)   [  ]  Group, in accordance with Section
240.13d1(b)(1)(ii)(H)

SCHEDULE G

     Item 4.        Ownership

                If the percent of the class owned, as of
December 31 of the year covered           by the statement, or
as of the
last   day   of   any   month  described  in  Rule   13d-
1(b)(2),
if   applicable,  exceeds  5  percent,  provide   the
following
information as of that date             and identify those
shares
which there is a right to acquire.

     (a)  Amount beneficially owned:    1,071,300
     (b)  Percent of Class:        5.65%
      (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:
                              995,300
          (ii) shared power to vote or to direct the vote:
                                 -0-
           (iii)      sole  power to dispose  or  to  direct
the
disposition of:          1,071,300
            (iv)   shared   power  to  dispose  or   direct
the disposition of:                   -0-

           State  Street Research & Management Company
disclaims any  beneficial  interest                    in  any
of  the  foregoing
securities.

     Item 5.        Ownership of Five Percent or Less of a
Class.

                If  this  statement is being filed to report
the
fact  that  as of the date hereof                   the
reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
     Item 6.        Ownership of More than Five Percent on
Behalf
of Another Person.

                If any other person is known to have the right
to receive  or  the power to              direct the  receipt
of
dividends  from,  or  the  proceeds  from  the  sale   of,
such securities,  a  statement to that effect should  be
included  in response  to  this               item and, if
such  interest
relates   to   more  than  five  percent  of  the   class,
such person    should be identified.  A listing of the
shareholders of an     investment              company
registered  under   the
Investment      Company     Act     of      1940      or
the
beneficiaries  of  an  employee benefit  plan,  pension  fund
or endowment fund                           is not required.

                All foregoing shares are in fact owned by
clients of   State     Street  Research                      &
Management
Company.

SCHEDULE G

      Item  7.         Identification and Classification  of
the
Subsidiary Which Acquired the                     Security
Being Reported on By the Parent Holding Company.

                If  a  parent  holding  company  has  filed
this schedule, pursuant to Rule 13d-
1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant
subsidiary.  If a parent                     holding company
has
filed   this   schedule   pursuant  to  Rule   13d-1(c),
attach an exhibit stating the identification of the relevant subsidiary.

               Inapplicable

      Item 8.        Identification and Classification of
Members
of the Group.

                If  a  group has filed this schedule pursuant
to Rule  13d-1(b)(ii)(H),  so                 indicate under
Item
3(b)  and  attach  an  exhibit  stating  the  identity  and
Item 3  classification of each member of the group.  If  a
group  has filed this                          schedule
pursuant to Rule 13d-1(c),
attach  an  exhibit  stating the  identity  of

each member of the group.

               Inapplicable

     Item 9.        Notice of Dissolution of Group

               Inapplicable

     Item 10.  Certification

               By signing below I certify that, to the best of
my knowledge and belief, the                 securities
referred
to    above   were   acquired   in   the   ordinary   course
of
business and were not acquired for the purpose of and do not
have the                effect of changing or influencing the
control
of  the  issuer of such securities                  and were
not acquired  in  connection  with  or  as  a  participant   in
any transaction having such purposes or effect.

     Signature

     After reasonable inquire and to the best of my knowledge
and belief,  I  certify  that the    information set  forth  in
this statement is true, complete and correct.

                           Date:   February 12, 1997
                    Signature:     ________________________
                        Name/Title:     Mark Passacantando
                               Director of Compliance
                              -5-